(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210–1129 617–563–7000 September 1, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series VII, Fidelity Select Portfolios, Fidelity Covington Trust,

Fidelity Commonwealth Trust and Fidelity Commonwealth Trust II (the trusts):

Fidelity Advisor Biotechnology Fund

Fidelity Advisor Communications Equipment Fund

Fidelity Advisor Consumer Discretionary Fund

Fidelity Advisor Energy Fund

Fidelity Advisor Financial Services Fund

Fidelity Advisor Global Real Estate Fund

Fidelity Advisor Health Care Fund

Fidelity Advisor Industrials Fund

Fidelity Advisor Real Estate Fund

Fidelity Advisor Semiconductors Fund

Fidelity Advisor Technology Fund

Fidelity Advisor Utilities Fund

Air Transportation Portfolio

Automotive Portfolio

Banking Portfolio

Biotechnology Portfolio

Brokerage and Investment Management Portfolio

Chemicals Portfolio

Communications Equipment Portfolio

Computers Portfolio

Construction and Housing Portfolio

Consumer Discretionary Portfolio

Consumer Finance Portfolio

Consumer Staples Portfolio

Defense and Aerospace Portfolio

Energy Portfolio

Energy Service Portfolio

Environment and Alternative Energy Portfolio

Financial Services Portfolio

Gold Portfolio

Health Care Portfolio

Health Care Services Portfolio

Industrial Equipment Portfolio

Industrials Portfolio

Insurance Portfolio

IT Services Portfolio

Leisure Portfolio

Materials Portfolio

Medical Equipment and Systems Portfolio

Multimedia Portfolio

Natural Gas Portfolio

Natural Resources Portfolio

Pharmaceuticals Portfolio

Retailing Portfolio

Semiconductors Portfolio

Software and IT Services Portfolio

Technology Portfolio

Telecommunications Portfolio

Transportation Portfolio

Utilities Portfolio

Wireless Portfolio

Fidelity Flex Real Estate Fund

Fidelity International Real Estate Fund

Fidelity Real Estate Investment Portfolio

Fidelity Telecom and Utilities Fund

Fidelity MSCI Consumer Discretionary Index ETF

Fidelity MSCI Consumer Staples Index ETF

Fidelity MSCI Energy Index ETF

Fidelity MSCI Financials Index ETF

Fidelity MSCI Health Care Index ETF

Fidelity MSCI Industrials Index ETF

Fidelity MSCI Information Technology Index ETF

Fidelity MSCI Materials Index ETF

Fidelity MSCI Telecommunication Services Index ETF

Fidelity MSCI Utilities Index ETF

Fidelity MSCI Real Estate Index ETF

Fidelity Core Dividend ETF

Fidelity Dividend ETF for Rising Rates

Fidelity Low Volatility Factor ETF

Fidelity Momentum Factor ETF

Fidelity Quality Factor ETF

Fidelity Value Factor ETF

Fidelity Nasdaq Composite Index Tracking Stock

Fidelity International Enhanced Index Fund

Fidelity Large Cap Core Enhanced Index Fund

Fidelity Large Cap Growth Enhanced Index Fund

Fidelity Large Cap Value Enhanced Index Fund

Fidelity Mid Cap Enhanced Index Fund

Fidelity Small Cap Enhanced Index Fund (the funds)

File Nos. 811-03010, 811-03114, 811-07319, 811-02546, 811-21990

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a–6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on December 8, 2017. Pursuant to Rule 14a–3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended July 31, 2016, November 30, 2016, January 31, 2017, or February 28, 2017 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about October 10, 2017. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than September 11, 2017.

Please contact Jamie Plourde at (817) 474–7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group